UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Angelica Corporation
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    034663104
                      ------------------------------------
                                 (CUSIP Number)


                                Mark R. Diamond
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 18, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  034663104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          435,000........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      435,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   435,000
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    4.9%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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CUSIP No. 034663104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          435,000........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      435,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    435,000
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    4.9%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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CUSIP No. 034663104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          107,500.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      107,500.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     107,500
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.2%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 034663104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Master Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          106,100..........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      106,100......................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    106,100
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.2%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 034663104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          39,700.........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      39,700.........................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    39,700
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.4%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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CUSIP No. 034663104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          159,600....................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      159,600.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     159,600
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.8%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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CUSIP No. 034663104

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pleiades Investment Partners, LP
      23-2688812
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          22,100..........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      22,100......................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     22,100
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.2%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by Angelica Corporation, a Missouri Corporation. The address of the principal executive offices of Angelica Corporation is 424 South Woods Mill Road, Chesterfield, Missouri, 63017

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Master Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Bank of Butterfield International (Cayman) Ltd., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Pleiades Investment Partners, LP ("Pleiades")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 6022 West Chester Pike, Newtown Square, PA 19073
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, GSC,and Pleiades. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 107,500 shares of Common Stock owned by it was approximately $2,099,106. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 106,100 shares of Common Stock owned by it was approximately $2,072,213. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 39,700 shares of Common Stock owned by it was approximately $774,651. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 159,600 shares of Common Stock owned by it was approximately $2,907,151. Such amount was derived from working capital.

        The aggregate amount of funds used by Pleiades to purchase 22,100 shares of Common Stock owned by it was approximately $430,823. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        The Common Stock was bought in the ordinary course of the Adviser's management of the accounts of its investment advisory clients. As of March 18, 2004 the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of
        Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of March 18, 2004, the Reporting Persons directly or indirectly beneficially owned 435,000 shares, or 4.9%, of Common Stock of Angelica Corporation (the approximate number of the shares of Common Stock owned is based on 8,846,332 shares of common stock outstanding by Angelica Corporation, on December 1, 2003).
           (1) Cuttyhunk owns 107,500 shares (1.2%) (2) Anegada owns 106,100 shares (1.2%) (3) GS Cannell owns 39,700 shares (0.4%) (4) Tonga owns 159,600 shares (1.8%) (5) Pleiades owns 22,100 shares (0.2%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

        ---------------------------------------------------------------------
        Party           Date        Amount    Price per   Where & How
                                    Bought      Share       Effected
                                    (Sold)
        ---------------------------------------------------------------------

        ANEGADA      2/25/2004       800        23.72     Open Market
        ANEGADA       2/26/2004    2,900        23.86     Open Market
        ANEGADA       2/27/2004    2,000        23.73     Open Market
        ANEGADA       3/1/2004     2,000        23.83     Open Market
        ANEGADA       3/2/2004     1,000        23.69     Open Market
        ANEGADA       3/3/2004     4,100        23.00     Open Market
        ANEGADA       3/3/2004     1,300        23.00     Open Market
        ANEGADA       3/3/2004     1,900        23.09     Open Market
        ANEGADA       3/3/2004     1,600        23.09     Open Market
        ANEGADA       3/4/2004       578        22.99     Open Market
        ANEGADA       3/4/2004       706        22.99     Open Market
        ANEGADA       3/4/2004        94        22.99     Open Market
        ANEGADA       3/4/2004       179        22.99     Open Market
        ANEGADA       3/4/2004       498        22.99     Open Market
        ANEGADA       3/4/2004     1,268        22.99     Open Market
        ANEGADA       3/4/2004        27        22.99     Open Market
        ANEGADA       3/4/2004     1,050        22.99     Open Market
        ANEGADA       3/4/2004     6,100        23.01     Open Market
        ANEGADA       3/9/2004       600        24.50     Open Market
        ANEGADA       3/10/2004    3,250        24.18     Open Market
        ANEGADA       3/11/2004    4,200        23.12     Open Market
        ANEGADA       3/11/2004    2,700        23.12     Open Market
        ANEGADA       3/11/2004    2,100        23.12     Open Market
        ANEGADA       3/11/2004      100        23.12     Open Market
        ANEGADA       3/11/2004    6,000        23.12     Open Market
        ANEGADA       3/16/2004    4,200        23.18     Open Market
        ANEGADA       3/16/2004      600        23.18     Open Market
        ANEGADA       3/17/2004    7,600        22.82     Open Market
        ANEGADA       3/18/2004    4,900        22.61     Open Market
        ANEGADA       3/18/2004    2,800        22.61     Open Market
        CUTTYHUNK     2/25/2004    1,000        23.72     Open Market
        CUTTYHUNK     2/26/2004    3,500        23.86     Open Market
        CUTTYHUNK     2/27/2004    2,400        23.73     Open Market
        CUTTYHUNK     3/1/2004     2,400        23.83     Open Market
        CUTTYHUNK     3/2/2004     1,200        23.69     Open Market
        CUTTYHUNK     3/3/2004     2,100        23.00     Open Market
        CUTTYHUNK     3/3/2004     3,100        23.00     Open Market
        CUTTYHUNK     3/3/2004     1,100        23.00     Open Market
        CUTTYHUNK     3/3/2004     1,000        23.09     Open Market
        CUTTYHUNK     3/3/2004       700        23.09     Open Market
        CUTTYHUNK     3/3/2004       400        23.09     Open Market
        CUTTYHUNK     3/3/2004     1,100        23.09     Open Market
        CUTTYHUNK     3/3/2004       900        23.09     Open Market
        CUTTYHUNK     3/4/2004     5,000        22.99     Open Market
        CUTTYHUNK     3/4/2004     7,100        23.01     Open Market
        CUTTYHUNK     3/9/2004       600        24.50     Open Market
        CUTTYHUNK     3/10/2004    1,700        24.18     Open Market
        CUTTYHUNK     3/10/2004    1,400        24.18     Open Market
        CUTTYHUNK     3/11/2004    1,400        23.12     Open Market
        CUTTYHUNK     3/11/2004    2,000        23.12     Open Market
        CUTTYHUNK     3/11/2004      100        23.12     Open Market
        CUTTYHUNK     3/11/2004   10,400        23.12     Open Market
        CUTTYHUNK     3/11/2004      800        23.12     Open Market
        CUTTYHUNK     3/16/2004    3,500        23.18     Open Market
        CUTTYHUNK     3/17/2004    5,700        22.82     Open Market
        CUTTYHUNK     3/18/2004    3,200        22.61     Open Market
        CUTTYHUNK     3/18/2004    2,500        22.61     Open Market
        GSC           2/25/2004      400        23.72     Open Market
        GSC           2/26/2004    1,200        23.86     Open Market
        GSC           2/27/2004      800        23.73     Open Market
        GSC           3/1/2004       800        23.83     Open Market
        GSC           3/2/2004       400        23.69     Open Market
        GSC           3/3/2004     1,100        23.00     Open Market
        GSC           3/3/2004     1,200        23.00     Open Market
        GSC           3/3/2004       800        23.09     Open Market
        GSC           3/3/2004       200        23.09     Open Market
        GSC           3/3/2004       200        23.09     Open Market
        GSC           3/3/2004       300        23.09     Open Market
        GSC           3/4/2004       100        22.99     Open Market
        GSC           3/4/2004     1,700        22.99     Open Market
        GSC           3/4/2004     2,600        23.01     Open Market
        GSC           3/9/2004       200        24.50     Open Market
        GSC           3/10/2004    1,100        24.18     Open Market
        GSC           3/11/2004      100        23.12     Open Market
        GSC           3/11/2004    1,000        23.12     Open Market
        GSC           3/11/2004      800        23.12     Open Market
        GSC           3/11/2004    3,500        23.12     Open Market
        GSC           3/16/2004      200        23.18     Open Market
        GSC           3/16/2004    1,100        23.18     Open Market
        GSC           3/17/2004    2,000        22.82     Open Market
        GSC           3/18/2004    1,700        22.61     Open Market
        GSC           3/18/2004      400        22.61     Open Market
        PLEIADES      2/25/2004      200        23.72     Open Market
        PLEIADES      2/26/2004      700        23.86     Open Market
        PLEIADES      2/27/2004      400        23.73     Open Market
        PLEIADES      3/1/2004       500        23.83     Open Market
        PLEIADES      3/2/2004       200        23.69     Open Market
        PLEIADES      3/3/2004       600        23.00     Open Market
        PLEIADES      3/3/2004       600        23.00     Open Market
        PLEIADES      3/3/2004       400        23.09     Open Market
        PLEIADES      3/3/2004       100        23.09     Open Market
        PLEIADES      3/3/2004       100        23.09     Open Market
        PLEIADES      3/3/2004       200        23.09     Open Market
        PLEIADES      3/4/2004     1,000        22.99     Open Market
        PLEIADES      3/4/2004     1,300        23.01     Open Market
        PLEIADES      3/9/2004       100        24.50     Open Market
        PLEIADES      3/10/2004      600        24.18     Open Market
        PLEIADES      3/11/2004      300        23.12     Open Market
        PLEIADES      3/11/2004      600        23.12     Open Market
        PLEIADES      3/11/2004      400        23.12     Open Market
        PLEIADES      3/11/2004    1,700        23.12     Open Market
        PLEIADES      3/16/2004      400        23.18     Open Market
        PLEIADES      3/16/2004      300        23.18     Open Market
        PLEIADES      3/17/2004    1,100        22.82     Open Market
        PLEIADES      3/18/2004    1,200        22.61     Open Market
        TONGA         2/25/2004    1,100        23.72     Open Market
        TONGA         2/25/2004      400        23.72     Open Market
        TONGA         2/26/2004    2,000        23.86     Open Market
        TONGA         2/26/2004    3,300        23.86     Open Market
        TONGA         2/27/2004    3,700        23.73     Open Market
        TONGA         3/1/2004     3,600        23.83     Open Market
        TONGA         3/2/2004     1,800        23.69     Open Market
        TONGA         3/3/2004       300        23.00     Open Market
        TONGA         3/3/2004     9,500        23.00     Open Market
        TONGA         3/3/2004     2,200        23.09     Open Market
        TONGA         3/3/2004     2,000        23.09     Open Market
        TONGA         3/3/2004     2,200        23.09     Open Market
        TONGA         3/4/2004       300        22.99     Open Market
        TONGA         3/4/2004     7,500        22.99     Open Market
        TONGA         3/4/2004    10,900        23.01     Open Market
        TONGA         3/9/2004       900        24.50     Open Market
        TONGA         3/10/2004    4,500        24.18     Open Market
        TONGA         3/11/2004   21,700        23.12     Open Market
        TONGA         3/16/2004    5,100        23.18     Open Market
        TONGA         3/17/2004    8,200        22.82     Open Market
        TONGA         3/18/2004    8,300        22.61     Open Market


        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GSC, Tonga, and Pleiades.

Item 7  Material to Be Filed as Exhibits

             N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 25, 2004
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Master Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner

                          Pleiades Investment Partners, LP

                              /s/ J. Carlo Cannell
                          -------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser